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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                IXI MOBILE, INC.
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                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
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                         (Title of Class of Securities)

                                   466026 10 1
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                                 (CUSIP Number)

                               Landa Ventures Ltd.
                                 7 Begin Street
                              Beit Gabor, Ramat Gan
                                  Israel 52521
                              Attention: Mimi Sela
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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  June 6, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENT VALID OMB CONTROL NUMBER.
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

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     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS(ENTITIES ONLY)

             Landa Ventures Ltd.
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) |_|
             (SEE INSTRUCTIONS)                                          (B) |_|
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     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS(SEE INSTRUCTIONS)

             OO
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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                             |_|
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     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Israel
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                          7    SOLE VOTING POWER

                               3,846,884*, except that Benzion Landa, the sole
                               stockholder of Landa Ventures Ltd., may be deemed
                               to have sole power to vote these shares. Mr.
                               Landa disclaims beneficial ownership of the
                               shares held by Landa Ventures Ltd. except to the
     NUMBER OF                 extent of his pecuniary interest therein.
       SHARES           ------ -------------------------------------------------
    BENEFICIALLY          8    SHARED VOTING POWER
      OWNED BY
        EACH                   3,846,884*
     REPORTING          ------ -------------------------------------------------
       PERSON             9    SOLE DISPOSITIVE POWER
        WITH
                               3,846,884*, except that Benzion Landa, the sole
                               stockholder of Landa Ventures Ltd., may be deemed
                               to have sole power to vote these shares. Mr.
                               Landa disclaims beneficial ownership of the
                               shares held by Landa Ventures Ltd. except to the
                               extent of his pecuniary interest therein.
                        ------ -------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               3,846,884*
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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,846,884*
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    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES(SEE INSTRUCTIONS)
                                                                             |_|
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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             15.27%**
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    14       TYPE OF REPORTING PERSON*

             CO
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*Includes warrants exercisable into 826,667 shares of common stock of the
Issuer.

**Based on 25,187,954 shares of common stock of the Issuer outstanding as of March 18, 2008.
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     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS(ENTITIES ONLY)

             Benzion Landa
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) |_|
             (SEE INSTRUCTIONS)                                          (B) |_|
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS(SEE INSTRUCTIONS)

             OO
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                             |_|
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Israel
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                          7    SOLE VOTING POWER

                               3,847,268* shares, of which 3,846,884 are
                               directly owned by Landa Ventures Ltd. and 384
                               shares are directly owned by Benzion Landa. Mr.
                               Landa, sole stockholder of Landa Ventures Ltd.,
                               may be deemed to have sole power to vote the
                               shares held by Landa Ventures Ltd. Mr. Landa
                               disclaims beneficial ownership of the shares held
                               by Landa Ventures Ltd. except to the extent of
     NUMBER OF                 his pecuniary interest therein.
       SHARES           ------ -------------------------------------------------
    BENEFICIALLY          8    SHARED VOTING POWER
      OWNED BY
        EACH                   3,847,268*
     REPORTING          ------ -------------------------------------------------
       PERSON             9    SOLE DISPOSITIVE POWER
        WITH
                               3,847,268* shares, of which 3,846,884 are
                               directly owned by Landa Ventures Ltd. and 384
                               shares are directly owned by Benzion Landa. Mr.
                               Landa, sole stockholder of Landa Ventures Ltd.,
                               may be deemed to have sole power to vote the
                               shares held by Landa Ventures Ltd. Mr. Landa
                               disclaims beneficial ownership of the shares held
                               by Landa Ventures Ltd. except to the extent of
                               his pecuniary interest therein.
                        ------ -------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               3,847,268*
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,847,268*
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES(SEE INSTRUCTIONS)
                                                                             |_|
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             15.27%**
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IN
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*Includes warrants exercisable into 826,667 shares of common stock of the
Issuer.

**Based on 25,187,954 shares of common stock of the Issuer outstanding as of March 18, 2008.

     This Schedule 13D filed by Landa Ventures Ltd. with respect to ownership of the common stock of IXI Mobile, Inc., a Delaware corporation (the "Issuer").

     The percentages of beneficial ownership reflected in this Schedule 13D are based upon 25,187,954 shares outstanding as of March 18, 2008 as set forth in the Issuer's annual report on Form 10-K filed by the Issuer with the SEC on March 31, 2008 (excluding the Contingent Shares described in Item 4 below).

ITEM 1. SECURITY AND ISSUER.

     The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $0.0001 per share (the "Common Stock"), of the Issuer. The principal executive office of the Issuer is 275 Shoreline Drive, Suite 505, Redwood City, California 94065.

ITEM 2. IDENTITY AND BACKGROUND.

     This Statement is being filed by Landa Ventures Ltd., an Israeli corporation. The business address of Landa Ventures Ltd. is 7 Begin Street, Beit Gabor, Ramat Gan, Israel 52521. Landa Ventures Ltd. is wholly-owned by Benzion Landa, an Israeli citizen.

     Benzion Landa, Mimi Sela, Naftali Meiron and Baruch Perl are the executive directors and officers of Landa Ventures Ltd.

     During the past five years, neither the above referenced entity nor any of the above referenced individuals have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the past five years, neither the above referenced entity nor any of the above referenced individuals have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On June 6, 2007, under an Agreement and Plan of Merger, dated February 28, 2006, as amended, the Issuer consummated a merger ("Merger") with IXI Mobile
(USA), Inc. (formerly IXI Mobile, Inc.). As a result, IXI Mobile (USA), Inc. became a wholly owned subsidiary of the Issuer. At the closing of the Merger, the stockholders of IXI Mobile (USA), Inc. were issued an aggregate of 6,553,709 shares of the Issuer's Common Stock in exchange for all of their shares of common stock of IXI Mobile (USA), Inc. Landa Ventures Ltd. was a stockholder of IXI Mobile (USA), Inc. Accordingly, Landa Ventures Ltd. acquired 1,642,440 shares of the Issuer's Common Stock in connection with the Merger.

     On October 25, 2007, Landa Ventures Ltd. entered into an agreement with the Issuer for the conversion ("Debt Conversion") of $2,960,000 of outstanding principal amount of convertible debt held by Landa Ventures Ltd. at a conversion price of $3.60 per share. As a result of the Debt Conversion, Landa Ventures Ltd. was issued (i) 657,778 shares of the Issuer's Common Stock on October 25, 2007 and an additional 164,444 shares of the Issuer's Common Stock on November 14, 2007 and (ii) warrants to purchase an aggregate of 394,667 shares of the Issuer's Common Stock with an exercise price of $4.10 per share on October 25, 2007 and warrants to purchase an aggregate of 98,665 shares of the Issuer's Common Stock with an exercise price of $4.10 per share on October 25, 2007. The warrants are exercisable for five years from their respective dates of issuance.

     On November 14, 2007, Landa Ventures Ltd. converted a loan previously made to the Issuer in March 2007 in the amount of $2,000,000. In connection therewith, Landa Ventures Ltd. was issued 555,556 shares of the

Issuer's Common Stock and warrants to purchase an aggregate of 98,665 shares of the Issuer's Common Stock with an exercise price of $4.10 per share.

ITEM 4. PURPOSE OF TRANSACTION.

     The shares held by Landa Ventures Ltd. were acquired as a result of the Merger and the Debt Conversion as described above in Item 3. Landa Ventures Ltd. may acquire additional securities from time to time in the open market or in private transactions. Additionally, the former holders of equity interests in IXI Mobile (USA), Inc. will receive, or have the right to acquire, a pro rata portion of up to an additional 9,000,000 shares of the Issuer's Common Stock ("Contingent Shares"), contingent upon the combined company meeting specified targets. As a result, if such targets are attained, Landa Ventures Ltd. will receive an aggregate of 1,529,623 of the Contingent Shares. Furthermore, Landa Ventures Ltd. hold warrants to purchase an aggregate of 826,667 shares of the Issuer's Common Stock.

     At the date of this Statement, Landa Ventures Ltd., except as set forth in this Statement, has no plans or proposals which would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those actions enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Landa Ventures Ltd. beneficially owns 3,020,602 shares of the Issuer's Common Stock and warrants to purchase 826,667 shares of the Issuer's Common Stock. Benzion Landa beneficially owns 384 shares of the Issuer's Common Stock. Landa Ventures Ltd. and Benzion Landa have shared dispositive and voting power over the 3,847,268 shares of the Issuer's Common Stock. Landa Ventures Ltd. beneficially owns 15.27% of the Issuer's outstanding shares of Common Stock. The foregoing does not include any Contingent Shares that may be issued Landa Ventures Ltd. as described in Item 4 above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Reference is made to the disclosure set forth in Item 3 of this Statement, which disclosure is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     1. Agreement and Plan of Merger, dated as of February 28, 2006, as amended, by and among Israel Technology Acquisition Corp., IXI Mobile, Inc. and ITAC Acquisition Subsidiary Corp. (Included as Annex A of the Definitive Proxy Statement (No. 000-51259), filed May 11, 2007 and incorporated by reference herein).

     2. Letter Agreement for Conversion of Debt, dated October 25, 2007 (Incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on October 29, 2007).

     3. Form of Warrant issued in the Debt Conversion (Incorporated by reference to Exhibit 4.2 to the Issuer's Current Report on Form 8-K filed with the SEC on October 29, 2007).

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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 17, 2008

                                          Landa Ventures Ltd.

                                          /s/ Mimi Sela
                                          --------------------------
                                          By: Mimi Sela
                                          Its: Chief Executive Officer